Exhibit 99.1

NOTICE OF GENERAL MEETING

TRITIUM DCFC LIMITED
ACN 650 026 314

Date:	Friday, 22 March 2024 (AEST)
Time:	9.00 am (AEST)
Location:	Physically at 48 Miller Street, Murarrie, Queensland 4172 Australia and virtually via the live online platform at meetnow.global/MDFWYG4.

This Notice of Meeting should be read in its entirety. If Shareholders are in doubt as to how they should vote, they should seek advice from their professional advisors prior to voting.

Should you wish to discuss the matters in this Notice of Meeting, please do not hesitate to contact the Company Secretary at vpecora@tritium.com.au.

Notice of General Meeting

Notice is given that a General Meeting of Shareholders of Tritium DCFC Limited will be held on Friday, March 22, 2024 at 9.00 am (AEST) physically at 48 Miller Street, Murarrie, Queensland 4172 Australia and virtually via the internet at meetnow.global/MDFWYG4.

The resolution proposed to be considered at the general meeting is set out below. Further details in respect of the resolution proposed in this Notice of Meeting are set out in the Explanatory Memorandum accompanying this Notice of Meeting. The Explanatory Memorandum and the accompanying Proxy Form should be read together with, and form part of, this Notice of Meeting.

Capitalised terms and abbreviations used in this Notice of Meeting are defined in the Glossary contained in the Explanatory Memorandum.

AGENDA

Resolution 1:       Share Consolidation

To consider and, if thought fit, to pass with or without amendment, the following as an ordinary resolution:

‘That for the purposes of section 254H of the Corporations Act 2001 (Cth) and for all other purposes, approval is given for the Company to consolidate its Shares on the basis that every two-hundred (200) Shares be consolidated into one (1) Share, with the consolidation to take effect in accordance with the timetable and otherwise on the terms and conditions set out in the Explanatory Memorandum that forms part of this Notice of Meeting.’

ADDITIONAL INFORMATION

The Explanatory Memorandum provides further information on the item of business and voting entitlements and methods.

By order of the Board of Directors

/s/ Vince Pecora
Vince Pecora
Company Secretary
Dated: 29 February 2024 (AEST)

EXPLANATORY MEMORANDUM

The following Explanatory Memorandum has been prepared for the information of Shareholders in connection with the business to be conducted at the General Meeting of the Company.

The purpose of this Explanatory Memorandum is to provide shareholders with information they reasonably require to decide how to vote upon the resolution. The Board recommends that Shareholders read this Explanatory Memorandum before determining how to vote on the resolution.

Resolution 1: Share Consolidation

Introduction:

Pursuant to section 254H(1) of the Corporations Act, the Company may convert all or any of its Shares into a larger or smaller number of Shares by ordinary resolution passed at a general meeting.

Purpose of consolidation:

As at the Last Practicable Date, the Company has 217,623,636 Shares on issue.

This is a large number of shares relative to companies of similar size and market capitalisation.

Having such a large number of Shares on issue creates some perceived disadvantages for the Company and its shareholders, including:

•	potential negative perceptions associated with a low share price;

•	precluding investment from particular investors who may be subject to a mandate or restrictions on investing in companies below a certain share price threshold; and

•	administrative costs associated with managing a large volume of shares.

Further, the Company’s stock has traded below USD 1.00 per share for each consecutive trading day since 31 August 2023 (AEST). The NASDAQ Listing Rules require a stock’s minimum bid price to be at least USD 1.00 per share. If the Company’s stock trades below USD 1.00 per share for more than 30 consecutive business days, NASDAQ may issue a deficiency notice stating that the Company is no longer in compliance with its continuing NASDAQ listing requirements and providing the Company with a further 180 days to correct the deficiency or face de-listing from the NASDAQ.

On 12 October 2023 (EST), NASDAQ granted the Company a 180-day cure period to correct the deficiency or face de-listing from the NASDAQ. That cure period expires on 9 April 2024 (EST).

The Directors consider that consolidating the Company’s Shares:

•	would assist in dealing with the perceived disadvantages set out above; and

•	will allow compliance with the NASDAQ Listing Rules.

Timing of implementation:

It is intended that the Company’s Shares will, subject to the passing of Resolution 1, be consolidated with immediate effect so that the Company will be put in the best possible position to demonstrate continuing compliance with the NASDAQ Listing Rules.

Effect of consolidation:

Effect on Shares

As at the Last Practicable Date, the Company has 217,623,636 Shares on issue. If Resolution 1 is passed, the number of Shares on issue will be reduced on the basis that every 200 Shares on issue will be consolidated into one Share (subject to rounding) (the Consolidation), as follows:

Step	Number of Shares
Current (pre-Consolidation)	217,623,636
Forecast (post-Consolidation)[1]	1,088,118

As the consolidation applies equally to all Shareholders, individual shareholdings will be reduced in the same ratio as the total number of Shares (subject only to rounding).

Accordingly, the consolidation will have no material effect on the percentage shareholding of each individual Shareholder in the Company (subject to rounding). The consolidation will not result in any change to the substantive rights and obligations of existing Shareholders.

Similarly, the aggregate value of each Shareholder’s holding (and the Company’s market capitalisation) should not materially change (other than as a result of rounding) as a result of the consolidation alone (and assuming no other market movements occur). However, the price per Share can be expected to increase to reflect the reduced number of Shares on issue. Theoretically, in the absence of market or other events, the post-consolidation Share price should be approximately 200 times its pre-consolidation price. The actual effect of the consolidation on the Share price will depend on a number of factors outside the control of the Company, and the market price following the Consolidation may be higher or lower than the theoretical post-consolidation price.

Treatment of fractions

Where the Consolidation results in an entitlement to a fraction of a Share, that fraction will be dealt with in a manner determined by the Board.

Effect on Series A Preference Shares, Public Warrants, and Incentive Rights

As at the Last Practicable Date, the Company has on issue the following Series A Preference Shares and Public Warrants which may be convertible into Shares:

Security	Number[2]
Series A Preference Shares	20,020,815
Public Warrants	9,268,131

[1]	Assumes no Incentive Rights, Public Warrants, or Series A Preference Shares are converted. These are approximate numbers only. The actual numbers will depend on position of each security holder on the effective date of the Consolidation and the effects of rounding.
[2]	Assumes no Public Warrants or Series A Preference Shares are converted. These are approximate numbers only. The actual numbers will depend on position of each applicable security holder on the effective date of the Consolidation and the effects of rounding.

Following the Consolidation, in accordance with the terms of the Series A Preference Shares, the conversion price of the Series A Preference Shares will be adjusted automatically to account for the Consolidation.

Following the Consolidation, in accordance with the terms of the Public Warrants, the number of Public Warrants will be adjusted automatically to account for the Consolidation.

Following the Consolidation, in accordance with the terms of the Incentive Rights, the Consolidation will result in the number of Incentive Rights being consolidated in a manner determined by the Board so as to minimise or eliminate any material advantage or disadvantage to any holder of Incentive Rights resulting from a corporation action by the Company, or to adjust the Incentive Rights in accordance with the NASDAQ Listing Rules to reflect the Consolidation. This means that the number of Incentive Rights (and the applicable exercise prices) will be consolidated in the same manner as the Shares.

Tax implications

Shareholders of the Company are encouraged to seek independent tax advice on the proposed share consolidation and neither the Company, nor its employees, officers or advisors accept any responsibility or liability for the individual taxation implications arising from the proposed share consolidation.

Holding statements

With effect from the date of the Consolidation, all existing holding statements will cease to have any effect, except as evidence of entitlement to a certain number of securities on a post-Consolidation basis.

After the Consolidation becomes effective, new holding statements will be issued to security holders, who are encouraged to check their post-Consolidation holdings before seeking to sell or otherwise dispose of any Company securities.

Indicative timetable:

If Resolution 1 is passed, it is expected that the share consolidation will take effect in accordance with the following indicative timetable:

Date and time (if applicable) in AEST	Event
Thursday, 29 February 2024	Date of this Notice of Meeting
Wednesday, 20 March 2024 at 7:00pm	Record date for purposes of Shareholder vote
22 March 2024 at 9:00am	General meeting of Shareholders of the Company is held
22 March 2024	Effective date of Consolidation

Board recommendation

The Directors recommend that Shareholders vote in favour of Resolution 1 for the reasons outlined above.

The Chair of the meeting intends to vote all available proxies in favour of Resolution 1.

VOTING NOTES

Voting Entitlement

Regulation 7.11.37 of the Corporations Regulations permits the Company to specify a time, not more than 48 hours before a general meeting, at which a ‘snap-shot’ of shareholders will be taken for the purposes of determining shareholder entitlements to vote at the meeting.

The Company has determined that, for the purposes of voting at the General Meeting, all Shares will be taken to be held by those persons recorded in the Company’s register of members as at 7.00 pm (AEST) on Wednesday, March 20, 2024.

Participating in the Meeting online

The Directors encourage Shareholders to participate in the meeting via the Computershare online meeting platform. Whilst Shareholders will be able to vote on the resolution online during the meeting in real time, Shareholders are encouraged to lodge their direct vote or proxy appointment ahead of the Meeting, even if they are participating in the Meeting online. If you are unable to attend the Meeting, please lodge your direct vote online or your proxy appointment by email or post. Details of how to lodge your direct vote or proxy appointment prior to the Meeting are set out below in the section entitled ‘Lodging your direct vote or proxy appointment’.

Shareholders participating in the Meeting using the Computershare online platform will be able to vote between the commencement of the Meeting and the closure of voting as announced by the Chair during the Meeting.

By participating in the Meeting online you will be able to:

•	hear and view meeting slides;

•	submit questions at the appropriate time whilst the meeting is in progress; and

•	vote during the meeting.

Please note, only Shareholders may ask questions online and only once they have been verified. It may not be possible to respond to all questions raised during the Meeting. Shareholders are therefore encouraged to lodge questions prior to the General Meeting by submitting an online question at meetnow.global/MDFWYG4. Questions relevant to the business of the Meeting should be submitted five business days before the meeting, by 5.00pm (AEST) on Friday, March 15, 2024.

To participate in the Meeting online, you can log in to the meeting by meetnow.global/MDFWYG4.

If you hold your shares through an intermediary, such as a bank or broker, you must register in advance using the instructions below.

The online meeting will begin promptly at 9.00am on Friday, March 22, 2024 (AEST). We encourage you to access the meeting prior to the start time leaving ample time for the check in. Please follow the registration instructions as outlined in this Notice of Meeting.

Once you have selected one of the options above, Shareholders will need their voting control number to participate in the General Meeting in real-time. For registered shareholders, the voting control number will be located on the front of the Proxy Form (and other associated materials) and for beneficial shareholders who submit a legal proxy, the voting control number will be included in the email from Computershare confirming their registration.

How to register to attend the Meeting virtually

If you are a registered shareholder (i.e., you hold your shares through our transfer agent, Computershare), you do not need to register to attend the Meeting virtually on the Internet.

If you hold your shares through an intermediary, such as a bank or broker, you must register in advance to attend the Meeting virtually on the Internet.

To register to attend the Meeting online you must submit proof of your proxy power (legal proxy) reflecting your holdings along with your name and email address to Computershare. Requests for registration must be labelled as “Legal Proxy” and be received no later than 9:00 am (AEST), on Wednesday 20 March, 2024.

You will receive a confirmation of your registration by email after we receive your registration materials.

Requests for registration should be directed to us at the following:

By email

Forward the email from your broker, or attach an image of your legal proxy, to legalproxy@computershare.com

By mail

Computershare
COMPANY Legal Proxy
P.O. Box 43001
Providence, RI 02940-3001

Direct voting prior to the Meeting

If you wish to vote your Shares prior to the Meeting, please go to www.investorvote.com/DCFC. You should mark “For”, “Against” or “Abstain” for the Resolution.

If you leave the voting boxes blank for the Resolution, the Chair of the Meeting will be deemed to be your appointed proxy for the Resolution. The voting intentions of the Chair of the Meeting are set out below in the section entitled ‘Voting Intentions of the Chair’.

Details of how to lodge your direct vote prior to the Meeting are set out below in the section entitled ‘Lodging your direct vote or proxy appointment’.

Proxy appointment

If you are a Shareholder entitled to attend and vote at the Meeting but are unable to participate in the Meeting, and you do not submit a direct vote prior to the Meeting, you are entitled to appoint a proxy to participate in the Meeting and to vote on your behalf. A proxy need not be a Shareholder, and may be an individual, attorney or a body corporate. A Proxy Form is enclosed with this Notice of Meeting.

If you are entitled to cast two or more votes, you may appoint up to two proxies and may specify the proportion or number of votes each proxy is appointed to exercise. If you do not specify a proportion or number, each proxy may exercise half of the votes. If you appoint a proxy, the Company encourages you to direct your proxy how to vote on the Resolution.

Shareholders are encouraged to notify an appointed proxy of their appointment to enable them to participate in the meeting online and to exercise your voting instructions. Appointed proxies will need to contact the Company’s share registry, Computershare Investor Services by calling toll free 800 736 3001 (within the USA) or +1 (781) 575 3100 (international) to obtain a username and password to vote online.

If you do not specify a proxy in your completed proxy appointment or if the person you appoint does not participate in the Meeting, the Chair of the Meeting will be taken to be your proxy by default. In accordance with the Corporations Act, any directed proxies that are not voted as directed on a poll at the Meeting will automatically default to the Chair of the Meeting, who is required to vote proxies as directed.

Voting by attorney or body corporate representative

A body corporate who is a shareholder or proxy must appoint an individual as its corporate representative, if it wishes to participate in and vote at the Meeting. If you are a corporate representative, you will need to provide evidence of your appointment as a corporate representative to Computershare Investor Services in advance of the Meeting or have previously provided such evidence.

If you appoint an attorney to participate in and vote at the Meeting on your behalf, the original power of attorney (or a certified copy) must be given to Computershare Investor Services in advance of the Meeting, unless it has previously been provided.

Lodging your direct vote or proxy appointment

Your direct vote or proxy appointment (and any necessary supporting documentation) must be received by Computershare Investor Services no later than 9.00 am (AEST) on March 20, 2024, being 48 hours before the commencement of the Meeting.

You can lodge your direct vote:

•	Online: www.investorvote.com/Tritium.

•	By Phone: Call toll free 1800-652-VOTE (8683) within the USA, US territories and Canada

You can lodge your proxy appointment:

•	By Mail: PROXY SERVICES, C/O COMPUTERSHARE INVESTOR SERVICES, PO Box 43101, Providence RI 02040-5067

•	By Email: ProxyVote@computershare.com

If your direct vote or proxy appointment is signed by an attorney, or in the case of a direct vote submitted electronically, authenticated by an attorney, the original power of attorney (or a certified copy) must also be received by Computershare Investor Services by 9.00am (AEST) on March 20, 2024.

Voting intentions of the Chair

The Chair intends to vote all available proxies in favour of the Resolution.

The resolution will be by poll

The Chair intends to call a poll on the resolution set out in the Notice of Meeting.

Formal location

The formal location of the meeting will be at the Company’s offices at 48 Miller Street, Murarrie QLD 4172. However, Shareholders are invited and encouraged to participate in the Meeting via the online platform or by lodging a direct vote or proxy appointment ahead of the Meeting.

Technical difficulties

Technical difficulties may arise during the course of the Meeting. The Chair has discretion as to whether and how the Meeting should proceed in the event that a technical difficulty arises. In exercising this discretion, the Chair will have regard to the number of Shareholders impacted and the extent to which participating in the business of the Meeting is affected.

Where the Chair considers it appropriate, the Chair may continue to hold the Meeting and transact business, including conducting a poll and voting in accordance with valid proxy instructions. For this reason, Shareholders are encouraged to lodge a direct vote or proxy appointment by 9.00am (AEST) on March 20, 2024 even if they plan to attend online.

The virtual meeting platform is fully supported across browsers (MS Edge, Firefox, Chrome and Safari) and devices (desktops, laptops, tablets and cell phones) running the most up-to-date version of applicable software and plugins. Note: Internet Explorer is not a supported browser. Participants should ensure that they have a strong WiFi connection wherever they intend to participate in the meeting. We encourage you to access the meeting prior to the start time. For further assistance should you need it you may call 1-888-724-2416 (within the US) or +1 781 575 2748 (international).

GLOSSARY

AEST means Australian Eastern Standard Time as observed in Brisbane, Queensland.

EST means Eastern Standard Time as observed in New York, New York, United States of America.

Board means the board of Directors.

Chair means the person chairing the Meeting from time to time.

Consolidation has the meaning given in the Explanatory Memorandum.

Company means Tritium DCFC Limited ACN 650 026 314.

Consolidation has the meaning given in the Explanatory Memorandum.

Constitution means the constitution of the Company.

Corporations Act means the Corporations Act 2001 (Cth).

Corporations Regulations means the Corporations Regulations 2001 (Cth).

Director means a director of the Company.

Explanatory Memorandum means the Explanatory Memorandum accompanying the Notice of Meeting.

General Meeting or Meeting means the meeting of Shareholders convened by the Notice.

Incentive Rights means equity instruments in respect of Shares, including options to acquire Shares and incentive rights which may result in the Company being required to issue Shares, in each case where such Incentive Right was issued under and in accordance with the LTIP.

Last Practicable Date means 27 February 2024 (AEST).

LTIP means the Company’s Long Term Incentive Plan.

NASDAQ means NASDAQ Stock Market exchange.

NASDAQ Listing Rules means the rules promulgated by the Nasdaq Stock Market LLC pursuant to the qualification, listing and delisting of companies.

Non-Executive Director means a non-executive director of the Company.

Notice of Meeting or Notice means the notice of Extraordinary General Meeting of which this Explanatory Memorandum forms a part, including the accompanying Proxy Form.

Public Warrants means the warrants to purchase ordinary shares of the Company.

Proxy Form means the proxy form accompanying the Notice of Meeting.

Resolution means a resolution set out in the Notice of Meeting (and includes Resolution 1).

Series A Preference Shares means the Series A Convertible Preference Shares issued under the Securities Purchase Agreement between the Company and Alto Opportunity Master Fund, SPC-Segregated Master Portfolio B dated 12 September 2023 (as amended from time to time).

Shareholder means a shareholder of the Company.

Shares means fully paid ordinary shares in the capital of the Company (each a Share).

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